Exhibit 99.2
Independent Auditor’s Report (Consolidated Financial Statements) of Shinhan Life as of December 31, 2023

On March 4, 2024, Shinhan Life, our wholly-owned life insurance subsidiary, filed its audit report with the Financial Supervisory Service and the Korea Exchange of the Republic of Korea pursuant to the Act of External Audit of Stock Companies and KOSPI Market Disclosure Regulation.

Please refer to the attached PDF file to see more details of Audit Reports with consolidated financial statements.

Independent Auditors’ Report

(Based on a report originally issued in Korean)

To the Board of Directors and Shareholder

Shinhan Life Insurance Co., Ltd.

Opinion

We have audited the accompanying consolidated financial statements of Shinhan Life Insurance Co., Ltd. and its subsidiaries (the “Group”), which comprise the consolidated statement of financial position as of December 31, 2023, the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2023, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (“KSAs”). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The consolidated statement of financial position of the Group as of December 31, 2022 and January 1, 2022 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2022 were audited by another auditor in accordance with KSAs and their report thereon, dated March 6, 2023, expressed an unqualified opinion. The consolidated financial statements that another auditor audited are those before reflecting the adjustments due to the adoption of K-IFRS 1117 Insurance Contracts described in Note 56. The comparative consolidated statements of financial position as of December 31, 2022 and January 1, 2022 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2022 has reflected such adjustments.

We have audited the adjustments reflected to the comparative consolidated financial statements as part of our audit of consolidated financial statements as of December 31, 2023 and for the period then ended. In our opinion, the adjustments to the accompanying consolidated financial statements present fairly, in all material respects, in accordance with K-IFRS. We were not engaged to audit, review, or apply any other procedures to the accompanying consolidated financial statements presented for comparative purposes, other than with respect to the adjustments, and accordingly, we do not express an audit opinion or any other form of assurance on the accompanying consolidated financial statements presented for comparative purposes taken as a whole.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.
•
Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.
•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

KPMG Samjong Accounting Corp.

March 4, 2024

Seoul, Korea

This report is effective as of March 4, 2024, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

(In millions of won)	Note		December 31, 2023	December 31, 2022	January 1, 2022

Assets
Cash and due from banks at amortized cost	4,7,8,10,50,52	~~W~~	1,838,006	1,653,704	2,360,571
Financial assets at fair value through profit or loss	4,7,8,11,23, 50		11,127,310	11,527,229	12,411,406
Securities at fair value through other comprehensive income	4,7,8,12,23,50		35,674,980	32,753,803	40,338,093
Securities at amortized cost	4,7,8,13,23		4,348,023	4,338,766	4,339,749
Investments in associates	14		25,956	41,043	4,379
Loans and receivables at amortized cost	4,7,8,15,50		4,775,933	5,282,587	5,321,737
Reinsurance contract assets	25		62,815	59,017	-
Right-of-use assets	16,50		97,606	116,466	131,216
Property and equipment, net	17,50		90,359	88,954	100,465
Intangible assets	18,50		257,771	292,687	233,093
Derivative assets	4,7,8,21,50		122,465	95,238	7,070
Current tax assets	48,50		71,169	114,669	46,399
Deferred tax assets	48		88	-	-
Investment property	20,23		14,397	14,610	14,822
Net defined benefit assets	31		34,796	44,907	32,751
Other assets	22		99,671	77,451	67,939
Total assets		~~W~~	58,641,345	56,501,131	65,409,690

(In millions of won)	Note		December 31, 2023	December 31, 2022	January 1, 2022

Liabilities
Insurance contract liabilities	24	~~W~~	45,533,987	42,928,691	50,622,187
Reinsurance contract liabilities	25		93,120	62,770	281,763
Policyholders’ equity adjustments	27		(1,025)	(1,616)	45,154
Investment contract liabilities	4,7,8,26,50		1,831,826	2,296,401	3,142,578
Derivative liabilities	4,7,8,21,50		240,771	321,561	143,791
Borrowings	4,7,8,28		17,835	11,271	1,855
Debentures	4,7,8,29		299,331	643,451	614,645
Other financial liabilities	4,7,8,30,35,50		267,901	330,189	334,152
Lease liabilities	4,7,8,16,50		101,294	118,702	131,587
Net defined benefit liabilities	31		2,336	107	9
Provisions	32		79,572	85,892	95,126
Current tax payable	48,50		55	-	-
Deferred tax liabilities	48		1,645,360	1,495,764	1,641,572
Other liabilities	33		105,848	87,409	80,888
Total liabilities			50,218,211	48,380,592	57,135,307

Equity
Capital stock	34		578,274	578,274	578,274
Hybrid bonds	34		299,452	299,452	299,452
Capital surplus	34		820,012	820,012	2,233,514
Capital adjustments	34		1,461	1,464	1,458
Accumulated other comprehensive income	34		124,738	121,477	713,878
Retained earnings	34		6,599,197	6,299,860	4,447,807
Total equity			8,423,134	8,120,539	8,274,383

Total liabilities and equity		~~W~~	58,641,345	56,501,131	65,409,690

See accompanying notes to the consolidated financial statements.

(In millions of won)	Note		2023	2022

Insurance revenue	24,36	~~W~~	2,641,027	2,469,699
Reinsurance revenue	25,37		40,360	34,983
Insurance service expenses	24,36		1,813,791	1,709,035
Reinsurance service expenses	25,37		71,631	62,328
Other operating expenses			141,809	102,289
Insurance service result			2,681,387	2,504,682

Insurance finance income and investment income:
Insurance finance income from insurance contracts issued	24,38		364,541	883,170
Insurance finance income from reinsurance contracts held	25,38		19,095	15,757
Interest income	41,50		1,564,494	1,549,471
Gains on financial assets at fair value through profit or loss	11,50		1,173,532	540,739
Gains on disposal of securities at fair value through other comprehensive income	12		54,256	72,818
Gains on disposal of loans at amortized cost			48	27
Reversal of credit loss allowance	42,50		9,641	3,562
Gains on foreign currency transaction	43		177,491	319,495
Gains on derivatives	21,50		153,712	256,784
Dividend income	45		30,483	42,543
Fees and commission income	44,50		12,220	13,142
Other investment income	46		210,815	175,115
			3,770,328	3,872,623
Insurance finance expenses and investment expenses:
Insurance finance expenses from insurance contracts issued	24,38		2,500,731	1,653,462
Insurance finance expenses from reinsurance contracts held	25,38		19,959	16,936
Interest expenses	41,50		147,595	94,970
Losses on financial assets at fair value through profit or loss	11		352,776	1,334,502
Losses on disposal of securities measured at fair value through other comprehensive income	12		55,895	56,757
Losses on disposal of loans at amortized cost			198	73
Provision for credit loss allowance	42,50		25,813	19,948
Losses on foreign currency transaction	43		47,851	138,823
Losses on derivatives	21,50		307,698	392,232
Investment administrative expenses	40,50		18,203	24,036
Other investment expenses	46		288,708	221,334
			3,765,427	3,953,073
Net finance result		~~W~~	4,901	(80,450)

(In millions of won)	Note		2023	2022

Operating profit		~~W~~	659,057	550,580

Non-operating expenses	47		(19,202)	(21,895)
Equity in net income of associated companies	14		(302)	4,221
Profit before income taxes			639,553	532,906

Income tax expense	48		167,158	83,514
Profit for the period			472,395	449,392
Other comprehensive income (loss) for the period, net of income tax
Items that may be subsequently reclassified to profit or loss:
Gains (losses) on valuation of securities at fair value through other comprehensive income			2,087,606	(5,241,573)
Equity in other comprehensive income of associates			-	3
Foreign currency translation adjustments for foreign operations			(738)	2,883
Gains (losses) on valuation of derivatives held for cash flow hedges			105,477	(97,818)
Net finance income (expenses) from insurance contracts issued			(2,162,910)	4,704,252
Net finance income (expenses) from reinsurance contracts held			(20,765)	34,045
			8,670	(598,208)
Items that will not be subsequently reclassified to profit or loss:
Gains (losses) on valuation of securities at fair value through other comprehensive income			3,896	(9,700)
Equity in other comprehensive income of associates			-	(5)
Remeasurements of defined benefit liability			(9,305)	15,471
			(5,409)	5,766
Total other comprehensive income (loss), net of income tax	12,21,34		3,261	(592,442)

Total comprehensive income (loss) for the period		~~W~~	475,656	(143,050)

Profit attributable to:
Equity holders of Shinhan Life Insurance Co., Ltd.			472,395	449,392
		~~W~~	472,395	449,392
Total comprehensive income (loss) attributable to:
Equity holders of Shinhan Life Insurance Co., Ltd.			475,656	(143,050)
		~~W~~	475,656	(143,050)
Earnings per share:
Basic earnings per share in won	51	~~W~~	3,991	3,792

See accompanying notes to the consolidated financial statements

(In millions of won)		Equity attributable to equity holders of Shinhan Life Insurance Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Total

Balance at January 1, 2022 (Before)	~~W~~	578,274	299,452	2,233,514	1,458	43,802	1,996,063	5,152,563
Changes in accounting policies		-	-	-	-	670,075	2,451,744	3,121,819
Balance at January 1, 2022 (After)		578,274	299,452	2,233,514	1,458	713,877	4,447,807	8,274,382
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	449,392	449,392
Other comprehensive income, net of income tax:
Losses on valuation of securities at fair value through other comprehensive income		-	-	-	-	(5,251,273)	-	(5,251,273)
Equity in other comprehensive income of associates		-	-	-	-	(2)	-	(2)
Foreign currency translation adjustments for foreign operations		-	-	-	-	2,883	-	2,883
Losses on valuation of derivatives held for cash flow hedges		-	-	-	-	(97,818)	-	(97,818)
Net finance income from insurance contracts issued		-	-	-	-	4,704,252	-	4,704,252
Net finance income from reinsurance contracts held		-	-	-	-	34,045	-	34,045
Remeasurement of defined benefit plans		-	-	-	-	15,471	-	15,471
Total other comprehensive income		-	-	-	-	(592,442)	-	(592,442)

Other changes in equity
Share-based payment		-	-	-	6	-	-	6
Interest expenses on hybrid bonds		-	-	-	-	-	(10,799)	(10,799)
Decrease in Additional Paid-In Capital, Transfer from Retained Earnings		-	-	(1,413,502)	-	-	1,413,502	-
Reclassification of other comprehensive income to retained earnings		-	-	-	-	42	(42)	-
Balance at December 31, 2022 (Unaudited)	~~W~~	578,274	299,452	820,012	1,464	121,477	6,299,860	8,120,539

(In millions of won)		Equity attributable to equity holders of Shinhan Life Insurance Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Total

Balance at January 1, 2023	~~W~~	578,274	299,452	820,012	1,464	121,477	6,299,860	8,120,539
Total comprehensive income for the period:
Profit for the period		-	-	-	-	-	472,395	472,395
Other comprehensive income, net of income tax:
Gains on valuation of securities at fair value through other comprehensive income		-	-	-	-	2,091,502	-	2,091,502
Foreign currency translation adjustments for foreign operations		-	-	-	-	(738)	-	(738)
Gains on valuation of derivatives intended for cash flow hedges		-	-	-	-	105,477	-	105,477
Net finance expenses from insurance contracts issued		-	-	-	-	(2,162,910)	-	(2,162,910)
Net finance expenses from reinsurance contracts held		-	-	-	-	(20,765)	-	(20,765)
Remeasurement of defined benefit plans		-	-	-	-	(9,305)	-	(9,305)
Total other comprehensive income		-	-	-	-	3,261	-	3,261

Other changes in equity
Dividends		-	-	-	-	-	(162,257)	(162,257)
Share-based payment		-	-	-	(3)	-	-	(3)
Interest expenses on hybrid bonds		-	-	-	-	-	(10,801)	(10,801)
Balance at December 31, 2023	~~W~~	578,274	299,452	820,012	1,461	124,738	6,599,197	8,423,134

See accompanying notes to the consolidated financial statements

(In millions of won)		2023	2022

Cash flows from operating activities
Profit before income taxes	~~W~~	472,395	449,392
Adjustment for profit or loss (Note 52)		(291,067)	(582,788)
Changes in assets and liabilities (Note 52)		(707,446)	(2,325,951)
Income taxes received (paid)		24,597	(71,970)
Interest received		1,048,077	1,179,902
Interest paid		(33,496)	(31,103)
Dividends received		40,321	47,180
		553,381	(1,335,338)
Cash flows from investing activities
Disposal of financial assets at fair value through profit or loss		507,025	972,389
Acquisition of financial assets at fair value through profit or loss		(561,784)	(891,305)
Disposal of securities at fair value through other comprehensive income		3,751,873	3,861,846
Acquisition of securities at fair value through other comprehensive income		(3,349,281)	(3,035,678)
Disposal of securities at amortized cost		-	10,000
Disposal of investments in associates		-	2,456
Acquisition of investments in associates		(25,200)	(35,981)
Cash inflows from hedging activities		15,436	12,585
Cash outflows from hedging activities		(70,720)	(139,690)
Disposal of property and equipment		838	414
Acquisition of property and equipment		(26,809)	(12,484)
Disposal of intangible assets		665	648
Acquisition of intangible assets		(40,908)	(129,524)
Decrease in receivables at amortized cost		23,996	31,219
Increase in receivables at amortized cost		(5,984)	(23,046)
Net cash inflow inflow from investing activities		219,147	623,849

Cash flows from financing activities
Increase in non-controlling interests		16,488	(782)
Repayment of debentures		(656,645)	-
Issuance of debentures		299,246	-
Decrease in borrowings		(34,100)	-
Increase in borrowings		24,100	10,000
Decrease in other financial liabilities		(1,501)	(289)
Increase in other financial liabilities		861	1
Decrease in lease liabilities		(37,920)	(40,471)
Dividends paid		(162,257)	-
Hybrid bond dividends paid		(10,801)	(10,799)
Net cash outflow from financing activities	~~W~~	(562,529)	(42,340)

Net Increase in cash and cash equivalents		209,999	(753,829)
Changes in cash and cash equivalents due to foreign currency translation		558	245

Cash and cash equivalents at the beginning of the period		803,520	1,557,104
Cash and cash equivalents at the end of the period	~~W~~	1,014,077	803,520

See accompanying notes to the consolidated financial statements.